Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-85090, 333-108896, 333-110486 333-131315, 333-140174, 333-141640 and 333-148747 on Form F-3, and Nos. 33-80947, 333-06482, 333-11720, 333-83204, 333-107943, 333-117565, 333-138837 and 333-153710 on Form S-8, of our report dated February 23, 2009, relating to the consolidated financial statements of Tower Semiconductor Ltd., appearing in this Report on Form 6-K of Tower Semiconductor Ltd.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 24, 2009